UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________

SCHEDULE 14F-1
_____________________

Information Statement Pursuant to Section 14(f) of the
Securities Exchange Act of 1934 and Rule 14f-1 Thereunder

BTHC VIII, INC.
(Exact name of registrant as specified in its corporate charter)

000-21071
(Commission File No.)

Delaware	20-5463509
(State of Incorporation)	(IRS Employer Identification No.)

THT Industrial Park No.5 Nanhuan Road, Tiexi District Siping, Jilin Province 136000 People’s Republic of China
(Address of principal executive offices)

86-434-3265241
(Registrant's telephone number)

_______________________________________________________________________

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS
_______________________________________________________________________

BTHC VIII, INC.
THT Industrial Park
No.5 Nanhuan Road, Tiexi District
Siping, Jilin Province 136000
People’s Republic of China

INFORMATION STATEMENT

PURSUANT TO
SECTION 14(F) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14F-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about July 14, 2009 to the holders of record at the close of business on June 29, 2009 (the “Record Date”) of common stock, par value $0.001 per share (“Common Stock”), of BTHC VIII, Inc., a Delaware corporation (the “Company”), in connection with the change of control and composition of the Board of Directors of the Company (the “Board of Directors”) as contemplated by a share exchange agreement (the “Share Exchange Agreement”), dated June 30, 2009, among the Company, Megaway International Holdings Limited, a British Virgin Islands company (“Megaway”), and the sole shareholder of Megaway, Wisetop International Holdings Limited, a British Virgin Islands company (“Wisetop”).  The transactions contemplated by the Share Exchange Agreement were consummated on June 30, 2009 (the “Closing Date”).  Except as otherwise indicated by the context, references in this Information Statement to “Company,” “we,” “us,” or “our” are references to BTHC VIII, Inc.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder.  This Information Statement is provided solely for informational purposes and not in connection with a vote of our security holders.

A copy of the Share Exchange Agreement has been filed with the Securities and Exchange Commission (“SEC”) as Exhibit 2.1 to a current report on Form 8-K that was filed on July 7, 2009.

On the Record Date, 6,005,387 shares of Common Stock were issued and outstanding with the holders thereof being entitled to cast one vote per share.

WE ARE NOT SOLICITING YOUR PROXY.  NO VOTE OR OTHER ACTION BY THE COMPANY’S
SECURITYHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

On June 30, 2008, we entered into the Share Exchange Agreement, pursuant to which we acquired all of the issued and outstanding shares of the capital stock of Megaway from Wisetop in exchange for 14,800,000 shares of our Common Stock.  As a condition precedent to the consummation of the Share Exchange Agreement, on June 30, 2009 we also entered into a cancellation agreement (the “Cancellation Agreement”) with Mr. Gerald Pascale, whereby Mr. Pascale agreed to the cancellation of 4,805,387 shares of our Common Stock owned by him.  As a result of these transactions, Wisetop became the owner of approximately 92.50% of our issued and outstanding Common Stock, resulting in a change of control of the Company.

On the Closing Date, Mr. Gerard Pascale submitted his resignation from our Board of Directors and appointed Mr. Guohong Zhao to our Board of Directors.  Mr. Zhao’s appointment was effective on the Closing Date, while Mr. Pascale’s resignation will become effective on the 10th day following the mailing of this Information Statement to our stockholders (the “Effective Date”).

To the best of our knowledge, except as set forth in this Information Statement, the incoming director is not currently a director of the Company, does not hold any position with the Company nor has been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC.  To the best of our knowledge, none of the officers or incoming or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our Common Stock immediately before and after the closing of the transactions contemplated by the Share Exchange Agreement by (i) each person who is known by us to beneficially own more than 5% of our Common Stock; (ii) each of our officers and directors; and (iii) all of our officers and directors as a group.

Unless otherwise specified, the address of each of the persons set forth below is in care of Siping Juyuan, THT Industrial Park, No. 5 Nanhuan Road, Tiexi District, Siping City, Jilin Province, People’s Republic of China.

Name & Address of Beneficial Owner(1)	Before Closing of the Share Exchange Agreement		After Closing of the Share Exchange Agreement
	Amount and Nature of Beneficial Ownership	Percent of Class(2)	Amount and Nature of Beneficial Ownership	Percent of Class(2)
Directors and Officers
Gerard Pascale 28 Cottonwood Lane Hilton Head, SC 29926	4,824,799	80.34%	19,412	*
Guohong Zhao	0	*	0	*
Jianjun He	0	*	0	*
Yue Cui	0	*	0	*
Fucai Zhan	0	*	0	*
All officers and directors as a group (5 persons named above)	4,824,799	80.34%	19,412	*
5% Security Holders
Gerard Pascale 28 Cottonwood Lane Hilton Head, SC 29926	4,824,799	80.34%	19,412	*
Halter Financial Investments, L.P. 174 FM 1830 Argyle, TX 76226	420,000	6.99%	420,000	2.63%
Wisetop International Holdings Limited	0	*	14,800,000	92.50%
Jinghua Zhao	0	*	14,800,000(3)	92.50%

* Less than 1%

(1)

Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the shares of our stock.  For each Beneficial Owner above, any options exercisable within 60 days have been included in the denominator.

(2)

Based on 6,005,387 shares of Common Stock issued and outstanding before the closing of the transactions contemplated by the Share Exchange Agreement (as of the Record Date) and 16,000,000 after the closing of the transactions contemplated by the Share Exchange Agreement (as of July 7, 2009).

(3)

Represents 14,800,000 shares that are indirectly held by Ms. Zhao, through Wisetop, a BVI company owned and controlled by her.  The shares held by Wisetop are subject to an option agreement, which gives 19 original founders of our subsidiary Siping City Juyuan Hanyang Plate Heat Exchanger Co. Ltd., a PRC company (“Siping Juyuan”) an option to acquire an aggregate of 10,240,786 shares our Common Stock currently owned by Wisetop.  In addition, Ms. Zhao’s ownership interests in Wisetop are subject to an option agreement, which gives our Chairman and CEO, Mr. Guohong Zhao, an option to acquire all of Ms. Zhao’s ownership interests in Wisetop.  For details regarding these option agreements, see our disclosures under “Transactions with Related Persons” below.

Changes in Control

Pursuant to an option agreement, dated June 30, 2009, between Ms. Jinghua Zhao and Mr. Guohong Zhao, Mr. Zhao was granted an option to acquire all of the equity interests of Wisetop owned by Ms. Zhao.  In addition, pursuant to an option agreement, dated June 30, 2009, between Wisetop and 19 original founders of Siping Juyuan, the founders were granted an option to acquire an aggregate of 10,240,786 shares our Common Stock currently owned by Wisetop.  For details regarding these option agreements, see our disclosures under “Transactions with Related Persons” below.  Other than the foregoing, we do not currently have any arrangements which if consummated may result in a change of control of our Company.

LEGAL PROCEEDINGS

Our management knows of no material existing or pending legal proceedings or claims against us, nor are we involved as a plaintiff in any material proceeding or pending litigation.  To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer or security holder is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Prior to the consummation of the Share Exchange Agreement, our Board of Directors consisted of one sole director, Mr. Gerard Pascale, who was elected to serve until his successor is duly elected and qualified or until the next annual meeting of our stockholders.  Mr. Pascale has submitted a letter of resignation and Mr. Guohong Zhao has been appointed to our Board of Directors.  Mr. Zhao’s appointment was effective on the Closing Date, while Mr. Pascale’s resignation will become effective on the Effective Date.  On the Closing Date, our Board of Directors also appointed the new executive officers as listed below.

The names of our current officers and directors, as well as certain information about them, are set forth below:

Name	Age	Position
Guohong Zhao	49	Chairman, President and CEO
Jianjun He	37	Chief Financial Officer, Treasurer and Secretary
Yue Cui	49	Vice President of Production
Fucai Zhan	39	Vice President of R&D
Gerard Pascale(1)	40	Director

(1)

Former President, Chief Financial Officer and Secretary prior to June 30, 2009 and current director until the Effective Date.

Guohong Zhao.  Mr. Zhao became our Chairman and CEO on June 30, 2009, the day that we consummated the Share Exchange Agreement.  As the founder of Siping Juyuan, Mr. Zhao has served as the Chairman and CEO of Siping Juyuan for over 10 years since 1998.  From 1996 to 1997, he was the Chairman and CEO of Siping City Traffic Safety Equipment Co., Ltd., a manufacturer of traffic safety equipment.  Before 1995, he worked in senior positions in China Agriculture Bank, Siping Branch.  Mr. Zhao graduated from Jilin Province Radio and Television University in 1986, holding a college degree in Economics.  Mr. Zhao has over 10 years experience in the heat exchanger industry and over 20 years management experience.

Jianjun He.  Mr. He became our Chief Financial Officer on June 30, 2009, the day that we consummated the Share Exchange Agreement.  Mr. He has served as the CFO of Siping Juyuan since 2007.  From 1999 to 2007, he worked as senior financial officer in Jilin Chia Tai Enterprise Co. Ltd, an enterprise engaged in the animal feed business, which is a joint venture of Chia Tai Group, the largest business group of Thailand.  Mr. He graduated from Changchun Taxation College in 1995 with major in Auditing and obtained master degree in Jilin University in 2007.  He has more than 10 years experience in accounting and finance and is an associate member of the Chinese Institute of Certified Public Accounts.

Yue Cui.  Mr. Cui became our Vice President of Production on June 30, 2009, the day that we consummated the Share Exchange Agreement.  Mr. Cui has served as Vice President of Production of Siping Juyuan since 2006.  From 2000 to 2006, he was the operation manager of Siping Juyuan.  From 1979 to 2000, he was the production manager of Siping Tool Factory, a tool manufacturer.  With 20 years’ experience in manufacturing industry, he has significantly improved the production management of the Company.

Fucai Zhan.  Mr. Zhan became our Vice President of Research and Development on June 30, 2009, the day that we consummated the Share Exchange Agreement.  Mr. Zhan joined Siping Junyuan in 1999 as Vice President of Sales and was appointed as Vice President of Research and Development in 2009.  Before joining Siping Juyuan, he worked as production manager, Research and Development manager and assistant to GM in Dong Feng Siping Auto Parts Co., Ltd.  Mr. Zhan possesses over 15 years comprehensive experience in production, research and development, and sales and is well positioned to lead our research and development function to be highly market oriented.  Mr. Zhan graduated from Jilin University of Technology in 1996.

Gerard Pascale.  Mr. Pascale became our Chairman, President, Chief Financial Officer and Secretary on February 12, 2009.  On June 30, 2009, Mr. Pascale resigned from all offices he held with us.  On the same date, Mr. Pascale submitted his resignation as a member of our board of directors, which will become effective on the Effective Date.  Mr. Pascal is also the President and Founder of SC Financial, LLC, which specializes in advising both US and international clients on valuation, financial modeling and the responsibilities of publicly traded US companies.  For the previous three years, Mr. Pascale was responsible for managing the affairs of clients of Heritage Management Consultants.  In this role he specialized in providing finance and SEC support throughout the entire process of listing in the US.  This role included developing business plans, reviewing financial statement preparation, preparing financial projections and budgets and preparing and making presentations to US investors.  Mr. Pascale has an MBA from the University of Chicago.  Mr. Pascale has been a Certified Public Accountant since 1993.

Except as noted above, there are no other agreements or understandings for any of our executive officers or directors to resign at the request of another person and no officer or director is acting on behalf of nor will any of them act at the direction of any other person.

Directors are elected until their successors are duly elected and qualified.

Family Relationships

There are no family relationships among our directors or officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement.  Except as set forth in our discussion below in “Transactions with Related Persons,” none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

TRANSACTIONS WITH RELATED PERSONS

The following includes a summary of transactions since the beginning of the 2008 fiscal year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds $120,000, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation” below).  We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

  On June 30, 2009, we entered into the Cancellation Agreement with Mr. Gerald Pascale, whereby Mr. Pascale agreed to the cancellation of 4,805,387 shares of our Common Stock owned by him.  At the time he entered into the Cancellation Agreement, Mr. Pascale was our sole director and officer.

  On June 30, 2009, Mr. Guohong Zhao, our Chairman and CEO and a founder of Siping Juyuan, entered into an option agreement with Ms. Jinghua Zhao, an Australian citizen, the sole shareholder of Wisetop, pursuant to which Mr. Zhao was granted an option to acquire all of the equity interests of Wisetop owned by Ms. Zhao.  Mr. Zhao may exercise the option, in whole but not in part, during the period commencing on the 180th day following of the date of the option agreement and ending on the second anniversary of the date thereof.

  June 30, 2009, Wisetop entered into separate option agreements with the other original founders of Siping Juyuan, pursuant to which such founders were granted options to purchase an aggregate of 10,240,786 shares of our Common Stock owned by Wisetop.  The founders may exercise these options during the period commencing on the 90th day following of the date of the option agreement and ending on the second anniversary of the date thereof.

Except as set forth in our discussion above, none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of our equity securities which are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of our equity securities.  Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.

Based solely upon a review of the Forms 3, 4 and 5 (and amendments thereto) furnished to us for the fiscal year ended December 31, 2008, we have determined that our directors, officers and greater-than-10% beneficial owners complied with all applicable Section 16 filing requirements.

CORPORATE GOVERNANCE

Director Independence

We currently do not have any independent directors, as the term “independent” is defined by the rules of the Nasdaq Stock Market.

Board Meetings and Annual Meeting

During fiscal year ended December 31, 2008, our Board of Directors did not meet.  We did not hold an annual meeting in 2008.

Board Committees

We presently do not have an audit committee, compensation committee or nominating committee or committees performing similar functions, as our management believes that until this point it has been premature at the early stage of our management and business development to form an audit, compensation or nominating committee.  However, the our new management plans to form an audit, compensation and nominating committee in the near future.  We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and system of internal controls.  We envision that the compensation committee will be primarily responsible for reviewing and approving our salary and benefits policies (including stock options) and other compensation of our executive officers.  The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors.  The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures.  Until these committees are established, these decisions will continue to be made by our Board of Directors.  Although our Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, our Board of Directors considers the candidate’s character, judgment, skills and experience in the context of the needs of our Company and our Board of Directors.

We do not have a charter governing the nominating process.  The majority members of our Board of Directors, who perform the functions of a nominating committee, are not independent because they are also our officers.  There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nominations for directors.  Our Board of Directors does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level.

Stockholder Communications

Our Board of Directors does not currently provide a process for stockholders to send communications to our Board of Directors because our management believes that until this point it has been premature to develop such processes given the limited liquidity of our Common Stock.  However, our new management may establish a process for stockholder communications in the future.

EXECUTIVE COMPENSATION

Summary Compensation Table— Fiscal Years Ended December 31, 2008 and 2007

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named persons for services rendered in all capacities during the noted periods.  No executive officer received total annual salary and bonus compensation in excess of $100,000.

Name and Principal Position	Year	Salary ($)	Total ($)
Guohong Zhao, CEO and President (1)	2008	$16,724	$16,724
	2007	$4,936	$4,936
Gerard Pascale, former Chairman and CEO (2)	2008	-	-
	2007	-	-
Timothy P. Halter, former President and CEO (3)	2008	-	-
	2007	-	-

(1)

On June 30, 2009, we acquired Megaway pursuant to the Share Exchange Agreement and in connection with that transaction, Mr. Zhao became our Chief Executive Officer, President and director.  Prior to the Closing Date, Mr. Zhao served at Megaway’s wholly owned subsidiary Siping Juyuan as its chief executive officer.  The annual, long term and other compensation shown in this table include the amount Mr. Zhao received from Siping Juyuan prior to the consummation of the Share Exchange Agreement.

(2)

Gerard Pascale resigned from all offices he held with us upon the closing of the Share Exchange Agreement on June 30, 2009.  Mr. Pascale is our director until the Effective Date.

(3)

Mr. Timothy P. Halter served as our President and sole director from our formation on August 7, 2006 until his resignation and appointment of Mr. Pascale on February 12, 2009.

Employment Agreements

We do not have any employment agreements with any of our named executive officers.  We have not provide retirement benefits (other than a state pension scheme in which all of our employees in China participate) or severance or change of control benefits to our named executive officers

Outstanding Equity Awards at Fiscal Year End

None of our executive officers received any equity awards, including, options, restricted stock or other equity incentives during the fiscal year ended December 31, 2008.

Compensation of Directors

During the 2008 fiscal year, no member of our Board of Directors received any compensation for his services as a director.

Pursuant to the requirements of the Securities Exchange Act of 1934, BTHC VIII, Inc. has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

BTHC VIII, INC.

Dated: July 13, 2009	/s/ Guohong Zhao
Guohong Zhao Chief Executive Officer